TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

RECEIVED

2006 APR 10 P 12:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06012374

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

7 April 2006

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 10 March 2006 to 6 April 2006 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

Rowan D J Adams
Deputy Company Secretary

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

Enc.

dw 4/10

31 March 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 30 March 2006 that as at 29 March 2006 AXA S.A. together with its Group Companies has a notifiable interest in 70,427,276 ordinary shares of 25 pence each in the Company, being 14.43 per cent. of the Company's ordinary share capital (of which 43,975 shares represent a beneficial interest and 70,383,301 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 78,451,332 ordinary shares in the Company as at 21 March 2006 in which they had a notifiable interest which was then 16.05 per cent. of the ordinary share capital.

29 March 2006 – Tate & Lyle PLC

Trading Update prior to Closed Period

Before entering its closed period for the year ending 31 March 2006 and prior to meetings with stockbrokers' analysts, Tate & Lyle issues the following routine trading update. The preliminary announcement of results for the year ending 31 March 2006 will be made on 25 May 2006.

OVERVIEW

Since the update on 25 January 2006 Tate & Lyle's trading performance has been generally encouraging.

MAJOR BUSINESS UNITS

Food & Industrial Ingredients, Americas has performed strongly, benefiting from higher selling prices since the beginning of the calendar year (across all major product groups in both the US and Mexico), and from volume growth in value added food ingredients. All major capital expansion projects are on schedule. Construction continues to progress satisfactorily at the Bio-PDO™ plant in Loudon, Tennessee, and where expansion of the value added facilities is taking place at Loudon and Sagamore.

Favourable raw material costs and improved selling prices for value added and most other products in **Food & Industrial Ingredients, Europe** only partially mitigated the impact of higher energy costs and significantly lower sweetener prices. These lower prices were caused by an oversupply of sugar in the market and impending changes to the EU sugar regime, as reported in our November 2005 and January 2006 trading updates.

SPLENDA® Sucralose has continued to perform well although manufacturing costs to date in the second half year are higher, mainly due to increased energy and ingredient costs, and expansion related operational constraints. The first phase of the plant expansion at McIntosh, Alabama is now in the final stages of commissioning. The second phase is on schedule for mechanical completion and the start of commissioning in April 2006. These two expansions will result in a doubling of the McIntosh capacity compared with the capacity when the plant was acquired in April 2004. The new Singapore facility is also on schedule and is expected to be fully commissioned in 2007.

The decline in earnings for **Sugars, Europe** has continued due to higher energy costs and, as previously reported, pressure on selling prices caused by an oversupply of sugar and impending changes to the EU sugar regime. This has been offset by a strong performance from Tate & Lyle Sugar Trading.

Our sugar operations in **Sugars, Americas and Asia** continue to perform in line with our expectations. At the year end the Canadian sugar business is likely to benefit from a more substantial mark-to-market gain on raw sugar inventory than in recent years due to the prevailing world sugar price.

IMPAIRMENT OF ASSETS

As stated in the Tate & Lyle announcement dated 25 November 2005 regarding the reform of the EU sugar regime, "The changes to the profitability of individual operating units will give rise to a review of the carrying value of the assets concerned and is likely to result in an impairment of assets which cannot be quantified at this time." The fixed assets and goodwill of those business units affected by the EU sugar regime are expected to total approximately £750 million at 31 March 2006, before any impairment. The review is likely to result in a substantial impairment of these assets, the quantification of which will be contained in the preliminary announcement of results on 25 May 2006.

The detailed implementation legislation relating to changes to the EU sugar regime, previously anticipated in early 2006, is not now expected to be available until around the time of the preliminary announcement of results.

TAXATION

The increased proportion of profits derived from the US, together with a small charge relating to prior years, is expected to increase the effective tax rate for the full year to between 30% and 31%, this compares to our estimate at the time of the interim results of 29%.

NET DEBT

Net debt at 31 March 2006 is expected to be significantly higher than the £612 million reported at the half year. This is due to continuing high levels of capital expenditure in excess of depreciation as we invest for growth, and a further increase in the working capital outflow relating to sugar trading activity and increased world sugar prices. The working capital movement relating to sugar trading is expected to reverse in the financial year to 31 March 2007.

END

For more information contact Tate & Lyle PLC:

Mark Robinson, (Investor Relations)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515 861

Rowan Adams (Press)
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7713 067 542

About Tate & Lyle:

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

28 March 2006 - Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC was informed on 28 March 2006 by the Manager of the Company's Corporate Personal Equity Plans (PEPs) that on 27 March 2006 purchases of Tate & Lyle PLC Ordinary Shares were made for the two Directors of Tate & Lyle PLC detailed below.

47 Tate & Lyle Ordinary Shares were acquired at 591.8 pence per share for PEPs owned by Mr Simon Gifford, who is an executive director of Tate & Lyle PLC. Mr Gifford now has an interest in 26,123 Ordinary shares in Tate & Lyle PLC.

23 Tate & Lyle Ordinary Shares were acquired at 591.8 pence per share for PEPs owned by Mr Stuart Strathdee, who is an executive director of Tate & Lyle PLC. Mr Strathdee now has an interest in 81,640 Ordinary shares in Tate & Lyle PLC.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

23 March 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 22 March 2006 that as at 21 March 2006 AXA S.A. together with its Group Companies has a notifiable interest in 78,451,332 ordinary shares of 25 pence each in the Company, being 16.05 per cent. of the Company's ordinary share capital (of which 43,975 shares represent a beneficial interest and 78,407,357 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 83,113,030 ordinary shares in the Company as at 15 March 2006 in which they had a notifiable interest which was then 17.03 per cent. of the ordinary share capital.

RECEIVED
2006 APR 10 P 12:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

21 March 2006 – Tate & Lyle PLC

Director/PDMR Shareholding

Tate & Lyle PLC (the "Company") was informed on 20 March 2006 that on 20 March 2006 Mr Evert Henkes, a Non-Executive Director of the Company, had purchased 1,000 ordinary shares of 25 pence each in the capital of the Company at 600 pence per share. Mr Henkes had not previously reported holding an interest in the shares of the Company.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

17 March 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 16 March 2006 that as at 15 March 2006 AXA S.A. together with its Group Companies has a notifiable interest in 83,113,030 ordinary shares of 25 pence each in the Company, being 17.03 per cent. of the Company's ordinary share capital (of which 43,975 shares represent a beneficial interest and 83,069,055 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 81,586,120 ordinary shares in the Company as at 9 February 2006 in which they had a notifiable interest which was then 16.72 per cent. of the ordinary share capital.